                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           Marsam Pharmaceuticals Inc.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   571 728 104
                                 (CUSIP Number)

                              JOHN J. MCGRAW, ESQ.
                             CIBA-GEIGY CORPORATION
                             444 SAW MILL RIVER ROAD
                                ARDSLEY, NY 10502
                                 (914) 479-2041
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                             RUTHANNE KURTYKA, ESQ.
                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8791

                                  JUNE 19, 1995
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)


                                                             Page 1 of 10 pages.

                                  SCHEDULE 13D

CUSIP NO.   571 728 104                           PAGE     2    of    10   PAGES

- --------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          CIBA-GEIGY Corporation
          Tax ID No. 13-183433
- --------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group     (a) / /
                                                               (b) /X/
- --------------------------------------------------------------------------------
   3      Sec Use Only
- --------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
- --------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                       / /
- --------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
- --------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
                                       882,352 -- Amended Response  592,352
 NUMBER OF SHARES       --------------------------------------------------------
  BENEFICIALLY,            8      SHARED VOTING POWER
    OWNED BY            --------------------------------------------------------
 EACH REPORTING            9      Sole Dispositive Power
     PERSON             --------------------------------------------------------
      WITH                 10     SHARED DISPOSITIVE POWER
                                        882,352 -- Amended Response  592,352
- --------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  882,352 -- Amended Response  592,352
- --------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              / /
- --------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.98% -- Amended Response  5.36%
- --------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                  CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                                             Page 2 of 10 pages.

                  CIBA-GEIGY Corporation hereby amends its Schedule 13D as hereinafter set forth.

                  Item 1.  Security and Issuer.

                  This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Marsam Pharmaceuticals Inc., a Delaware corporation ("Marsam"). The principal executive office of Marsam is located at Building 31, Olney Avenue, Cherry Hill, New Jersey 08003.

                  Amended Response: This Amendment No. 1 to Schedule 13D, dated June 23, 1995, amends a Schedule 13D ("Schedule 13D") originally filed on June 20, 1990 on behalf of CIBA-GEIGY Corporation ("CIBA-GEIGY") with respect to CIBA GEIGY's beneficial ownership of shares of Common Stock of Marsam. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

                  Item 2.  Identity and Background.

                  The person filing this Schedule 13D is CIBA-GEIGY Corporation, a New York corporation ("CIBA-GEIGY"). The business address of CIBA-GEIGY is 444 Saw Mill River Road, Ardsley, New York 10502. CIBA-GEIGY is a leading developer and manufacturer of agricultural chemicals, pharmaceuticals, dyes, plastics, vision care products and specialty chemicals in the United States. CIBA-GEIGY is a wholly-owned subsidiary of CIBA-GEIGY Ltd., a corporation located in Basle, Switzerland.

                  The names, business addresses, present principal occupations or employments, and citizenships of the executive officers and directors of the Reporting Person are set forth in Schedule A hereto [not attached to this amended filing].

                  Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

                  Amended Response: The last line of the first paragraph and the second and third paragraphs of Item 2 are hereby amended to read as follows:

                  CIBA-GEIGY is a wholly-owned subsidiary of CIBA-GEIGY Limited, a corporation located at CH 4002, Basle, Switzerland.


                                                             Page 3 of 10 pages.

                  The names, business addresses, present principal occupations or employments, and citizenship of the executive officers and directors of CIBA-GEIGY are set forth in Schedule 1 hereto.

                  Neither CIBA-GEIGY or CIBA-GEIGY Limited nor, to the best knowledge of such persons, any of the executive officers and directors of CIBA-GEIGY or CIBA-GEIGY Limited has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Item 3. Source and Amount of Funds or Other Consideration

                  The source of funds used to acquire the 588,235 shares of Common Stock was the working capital of CIBA-GEIGY.

                  Item 4.  Purpose of Transaction.

                  The purpose of the Reporting Person in entering into the transactions described herein is to acquire an equity interest in Marsam.

                  On June 20, 1990, CIBA-GEIGY and Marsam entered into a Stock Purchase Agreement pursuant to which CIBA-GEIGY purchased 529,411 shares of Common Stock (collectively, with the shares of Common Stock purchased from Marvin Samson as described in the paragraph below, the "Shares") from Marsam. Pursuant to the terms of the Stock Purchase Agreement (Exhibit A to this Schedule 13D), CIBA-GEIGY and Marsam also entered into a Registration Rights Agreement (Exhibit 4.8A to the Stock Purchase Agreement), dated as of the same date as the Stock Purchase Agreement, which Registration Rights Agreement entitles CIBA-GEIGY to demand one registration by Marsam of the shares with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") and, under certain circumstances, to include the Shares as part of any other registration statement filed by Marsam with the Commission under the Act.

                  On June 20, 1990, CIBA-GEIGY entered into a Stock Purchase Agreement with Marvin Samson (Exhibit B) pursuant to which CIBA-GEIGY purchased 58,824 shares of the Common Stock owned by Mr. Samson.

                  Amended Response:  The following paragraph is added to Item 4:

                  CIBA-GEIGY sold 290,000 shares of Common Stock on the dates and for the purchase prices as set forth in Item 5(c) below. Since June 20, 1990 CIBA-GEIGY has held its shares of Common Stock for investment purposes only. CIBA-GEIGY's purpose in effecting its sale of Common Stock is to realize a substantial portion of its remaining investment in Marsam.


                                                             Page 4 of 10 pages.

Depending upon market conditions and other relevant factors, CIBA-GEIGY may in the future sell all or part of its remaining shares of Common Stock or enter into options or other arrangements covering all or part of its investment in Marsam.

                  Other than as described in Item 4 to the Schedule 13D, neither CIBA-GEIGY nor CIBA-GEIGY Limited has any plans or proposals which relate or would result in any of the events described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

                  Item 5.  Interest in Securities of the Issuer.

                              (i)   Pursuant to the terms of the two Stock
                                    Purchase Agreements (described in Item 4 above and attached hereto as Exhibits A and
                                    B) CIBA-GEIGY has purchased 588,235 shares of Common Stock of Marsam.

                  Except as set forth in this Item 5, neither CIBA-GEIGY nor, to the best knowledge of CIBA-GEIGY, any executive officer or director of CIBA-GEIGY, beneficially owns any shares of the Common Stock.

                              (ii) CIBA-GEIGY has the sole power to vote and to dispose of the Shares.

                              (iii) Except as set forth herein, neither
                                    CIBA-GEIGY nor, to the best knowledge of CIBA-GEIGY, any executive officer or director of CIBA-GEIGY, has effected any transactions in the Common Stock of Marsam in the past 60 days.

                              (iv)  Not applicable.

                              (v)   Not applicable.

                  Amended Response: Subsections (a), (b) and (c) of Item 5 are hereby amended as follows:

                  (a) CIBA-GEIGY and CIBA-GEIGY Limited beneficially own 592,352 shares of Common Stock. This number of shares represents 5.36% (down from 7.98%) of the number of outstanding shares of Common Stock (based upon 11,051,562 shares of Common Stock outstanding at March 31, 1995 as reported in Marsam's Form 10-Q for the quarter ended March 31, 1995). The decrease in ownership is due to the sale of shares of Common Stock by CIBA-GEIGY referred to in Item 5(c) below.

                  Except as set forth in Item 5 to the Schedule 13D, neither CIBA-GEIGY nor CIBA-GEIGY Limited, nor, to the best knowledge of such persons, any executive officer or

                                                             Page 5 of 10 pages.

director of CIBA-GEIGY or CIBA-GEIGY Limited, beneficially owns any shares of the Common Stock.

                  (b) CIBA-GEIGY has the sole power to vote or to dispose of 592,352 shares.

                  (c) CIBA-GEIGY has sold shares of Common Stock at $19.3750 per share on the following dates within the last sixty days in over-the-counter transactions through the NASDAQ National Market:

              TRADE DATE                                          # OF SHARES
              ----------                                          -----------
               16-Jun-95                                               25,000
               16-Jun-95                                               25,000
               16-Jun-95                                               25,000
               16-Jun-95                                               15,000
               19-Jun-95                                              100,000
               21-Jun-95                                               50,000
               22-Jun-95                                               25,000
               23-Jun-95                                               25,000



                  Item 6. Contracts, Arrangements, Understandings or
                          Relationships With Respect to Securities of the Issuer.

                  The Stock Purchase Agreement between CIBA-GEIGY and Marsam includes restrictions on the acquisition of additional Common Stock by CIBA-GEIGY and certain restrictions with regard to the voting of the Common Stock owned by CIBA-GEIGY. The information in Exhibit A to this Schedule 13D, Sections 8.4, 10 and 11 at pages 14, 18 and 19, respectively, is incorporated herein by reference.

                  Amended Response: There are no longer in effect any restrictions under the "Stock Purchase Agreement" on the acquisition or disposition of shares of Common Stock applicable with respect to the beneficial holdings of CIBA-GEIGY.

                  Item 7.  Material to be Filed as Exhibits.

Exhibit A --      Stock Purchase Agreement between CIBA-GEIGY and Marsam.

Exhibit B --      Stock Purchase Agreement between CIBA-GEIGY and Marvin Samson.

                  Amended Response:  Not applicable.

                                                             Page 6 of 10 pages.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 26, 1995

                                       CIBA-GEIGY CORPORATION

                                       By:  /s/ John J. McGraw
                                          ---------------------------
                                          John J. McGraw
                                          Vice President, General
                                          Counsel and Secretary

                                                             Page 7 of 10 pages.

                                  SCHEDULE ONE

                MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS OF
                             CIBA-GEIGY CORPORATION

                                                                                  Present Principal
            Name and Business Address                     Citizenship          Occupation or Employment
            -------------------------                     -----------          ------------------------
R. Barth                                                     U.S.A.            Director; Chairman of the Board;
c/o Ciba-Geigy Corporation                                                     President & Chief Executive Officer
444 Saw Mill River Road
Ardsley, NY  10502

J. Boehle, Jr.                                               U.S.A.            Vice President, Internal Audit and
c/o Ciba-Geigy Corporation                                                     Administration
7 Skyline Drive
Hawthorne, NY  10532

E.J. Bontempo                                                U.S.A.            Director; Vice President;
c/o Ciba-Geigy Corporation                                                     President, Agricultural Group;
410 Swing Road                                                                 President, Crop Protection Division
Greensboro, NC  27419

C.G. Bradley                                                 U.S.A.            Vice President, Chairman of the
c/o CIBA Vision Corporation                                                    Board, CIBA Vision Corporation
11460 Johns Creek Parkway
Duluth,  GA 30136-1518

R. Denti                                                     Canada            Vice President; President, Ciba
c/o Ciba Self-Medication, Inc.                                                 Self-Medication, Inc.
581 Main Street
Woodbridge, NJ  07095

F. Fuller                                                    U.S.A.            Vice President; President, Seeds
c/o Ciba-Geigy Corporation                                                     Division
410 Swing Road
Greensboro, NC  27419

S.H. Goldberg                                                U.S.A.            Vice President, Human Resources
c/o Ciba-Geigy Corporation
444 Saw Mill River Road
Ardsley, NY  10502

J. Habermeier                                             Switzerland          Vice President; President,
c/o Ciba-Geigy Corporation                                                     Composites Division
5115 East La Palma Avenue
Anaheim, CA  92007


                                                             Page 8 of 10 pages.

                                                                                  Present Principal
            Name and Business Address                     Citizenship          Occupation or Employment
            -------------------------                     -----------          ------------------------

H.E. Kinne                                                   U.S.A.            Director; Vice President;
c/o Ciba-Geigy Corporation                                                     President, Additives Division
7 Skyline Drive
Hawthorne, NY  10532

A. Krauer                                                 Switzerland          Director; Chief Executive Officer,
c/o Ciba-Geigy Limited                                                         Ciba-Geigy Limited
CH-4002 Basle
Switzerland
H.V. Lemaster                                                U.S.A.            Director; Vice President;
c/o Ciba-Geigy Corporation                                                     President, Textile Products Division
410 Swing Road
Greensboro, NC  27419

H. Lippuner                                               Switzerland          Director; Chief Operating Officer,
c/o Ciba-Geigy Limited                                                         Ciba-Geigy Limited
CH-4002 Basle
Switzerland
T.P. McGowan                                                 U.S.A.            Vice President; President, Animal
c/o Ciba-Geigy Corporation                                                     Health Division
410 Swing Road
Greensboro,  NC  27419

J.J. McGraw                                                  U.S.A.            Director; Vice President, General
c/o Ciba-Geigy Corporation                                                     Counsel & Secretary
444 Saw Mill River Road
Ardsley, NY  10502

R.A. Meyer                                                Switzerland          Director; Chief Financial Officer,
c/o Ciba-Geigy Limited                                                         Ciba-Geigy Limited
CH-4002 Basle
Switzerland

J. Munigle                                                   U.S.A.            Vice President, Toxicology,
c/o Ciba-Geigy Corporation                                                     Regulatory Auditing & Compliance
444 Saw Mill River Road
Ardsley, NY  10502

C.O. O'Brien                                                 U.S.A.            Director; Retired
c/o Ciba-Geigy Corporation
444 Saw Mill River Road
Ardsley, NY  10502


                                                             Page 9 of 10 pages.

                                                                                  Present Principal
            Name and Business Address                     Citizenship          Occupation or Employment
            -------------------------                     -----------          ------------------------
M. Riediker                                               Switzerland          Vice President; President, Polymers
c/o Ciba-Geigy Corporation                                                     Division
7 Skyline Drive
Hawthorne, NY  10532

J. Schaefle                                                  France            Vice President; President, Pigments
c/o Ciba-Geigy Corporation                                                     Division
James & Water Streets
Newport, DE  19804

J. Schneller                                                 U.S.A.            Director; Retired
c/o Ciba-Geigy Corporation                                Switzerland
444 Saw Mill River Road
Ardsley, NY  10502

S. Sherman                                                   U.S.A.            Director; Vice President, Finance &
c/o Ciba-Geigy Corporation                                                     Information Services
444 Saw Mill River Road
Ardsley, NY  10502

J.T. Sullivan                                                U.S.A.            Director; Senior Vice President
c/o Ciba-Geigy Corporation
444 Saw Mill River Road
Ardsley, NY  10502

D. Taylor                                                    U.S.A.            Vice President, Public Affairs &
c/o Ciba-Geigy Corporation                                                     Communications
444 Saw Mill River Road
Ardsley, NY  10502

D.G. Watson                                              United Kingdom        Director; Vice President;
c/o Ciba-Geigy Corporation                                                     President, Pharmaceuticals Division
566 Morris Avenue
Summit, NJ  07901

M. White                                                     U.S.A.            Vice President; President,
c/o Ciba-Geigy Corporation                                                     Chemicals Division
410 Swing Road
Greensboro, NC  27419


                                                            Page 10 of 10 pages.